FAS CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021 and 2020
WITH INDEPENDENT AUDITORS' REPORT

Filed in accordance with
Rule 17a-5(e)(3)
as a Public Document.

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct 31, 2023
Estimated average burden hours per response ... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **January 1, 2021** (MM/DD/YY) AND ENDING **December 31, 2021** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FAS CORP.**

TYPE OF REGISTRANT (check all applicable boxes):
_X_ Broker-Dealer ___ Security-based swap dealer ___ Major security-based swap participant
___ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use PO Box No.)

4747 West 135th Street, Suite 100
(No. and Street)

Leawood	KS	66224
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John A. Meier	913-239-2300	meierj@faskc.com
Name	(Area Code-Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BerganKDV, Ltd
(Name - if individual, state last, first, middle name)

1901 W 47 Place, #204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

10/05/2004	1760
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of FAS CORP., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

John A. Meier
Title: Executive Vice President and Principal

STATE OF KANSAS)
)ss
COUNTY OF JOHNSON)

Subscribed and sworn to before me, a Notary Public, this 23 day of February, 2022.

NOTARY PUBLIC
Jo Ellen Byron
Exp. Date 11/25/2025
STATE OF KANSAS

Jo Ellen Byron
Notary Public

This filing ** contains (check all applicable boxes):

X	(a)	Statement of Financial Condition
	(b)	Notes to consolidated statement of financial condition
	(c)	Statement of Income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in Sec 210.1-02 of Regulation S-X).
	(d)	Statement of cash flows
	(e)	Statement of changes in stockholders' or partners' or sole proprietor's equity
	(f)	Statement of changes in liabilities subordinated to claims of creditors
X	(g)	Notes to consolidated financial statements
	(h)	Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable
	(i)	Computation of tangible net worth under 17 CFR 240.18a-2
	(j)	Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
	(k)	Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable
	(l)	Computation for Determination of PAB Requirements under Exhibit A to Sec 240.15c3-3
	(m)	Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3
	(n)	Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable
	(o)	Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
	(p)	Summary of financial data for subsidiaries not consolidated in the statement of financial condition
	(q)	Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable
	(r)	Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
	(s)	Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
	(t)	Independent public accountant's report based on an examination of the statement of financial condition
	(u)	Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
	(v)	Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
	(w)	Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
	(x)	Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable
	(y)	Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
	(z)	Other: ______

*** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FAS CORP.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2021 AND 2020
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders
of FAS Corp.
Leawood, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FAS Corp. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement presents fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FAS Corp.'s management. Our responsibility is to express an opinion on FAS Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FAS Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The financial statement of FAS Corp. for the year ended December 31, 2020, was audited by Miller Haviland Ketter PC, PA, who merged with BerganKDV, Ltd. as of September 1, 2021, and who expressed an unmodified opinion on that statement on February 10. 2021.

BerganKDV, LTD

We have served as FAS Corp.'s auditor since 2011.

Westwood, Kansas
February 17, 2022

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
Cash	$ 443,300	$ 384,385
Commissions receivable	1,465,691	1,052,266
Prepaid expenses	21,680	17,492
TOTAL ASSETS	$ 1,930,671	$ 1,454,143
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$ 1,364,246	$ 1,031,926
	1,364,246	1,031,926
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 10,000 shares authorized, 10,000 shares issued and 9,705 outstanding	10,000	10,000
Additional Paid in Capital	-	6,967
Treasury Stock, at cost, 95 shares - 2021, 295 shares - 2020	(40,222)	(124,900)
Retained earnings	596,647	530,150
TOTAL STOCKHOLDERS' EQUITY	566,425	422,217
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,930,671	$ 1,454,143

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FAS Corp. (the Company) is a limited-activity broker-dealer incorporated in Kansas that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. During 2021 two payors were the source of 72.16% of commissions revenue earned by the Company and 82.78% of the commission receivables due to the Company at December 31, 2021. Two independent representative groups received 97.20% of commissions expense paid by the Company for the year ending December 31, 2021.

Subsequent Events

Subsequent events have been evaluated through February 17, 2022, which is the date the accompanying financial statements were available to be issued.

The company sold 95 shares of Treasury stock, 45 shares to one existing shareholder and 50 shares to another existing shareholder. The amount of each transaction was $610.75 per share sold and the date of the transaction was January 1, 2022. The proceeds of the transaction were deposited into the company's operating bank account. As of January 31, 2022, the amount of authorized company shares remains at 10,000 shares and the number of outstanding shares at 10,000. As of January 31, 2021 the unaudited excess net capital was $308,390.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses in connection with variable product securities, specifically including trail commissions, are recorded on the accrual basis as transactions are completed.

Cash

Cash consists of demand deposit accounts held at financial institutions.

Income Taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Under its S election, individual stockholders report their respective shares of taxable income and deductions on their personal income tax returns. As a result, income taxes are not provided for in the accompanying financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2021, 2020, and 2019 remain open as of February 17, 2022, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and unlikely tax positions are not.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 and 2020, the Company reported excess net capital of $308,390 and $274,655, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with Financial Advisory Service, Inc. whereby the Company pays an annual overhead reimbursement expense, for the year 2021 the amount of the reimbursement was $179,945. The Company pays rent to M3 Development Company (a related party) rent expense for each year 2021 and 2020 was $56,400.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with Financial Advisory Service, Inc. Financial Advisory Service, Inc is a related party in which ownership of each entity is common in owners, however, the individual ownership makeup may from time to time vary slightly from company to company. For the period of January 1, 2021 through March 31, 2021, the Company pays to Financial Advisory Service, Inc. a management fee equal to a percentage of the excess of trail fees or commissions the Company receives on variable annuity policies over its payments to registered representatives. For the period April 1, 2021 - December 31, 2021 the company pays Financial Advisory Service, Inc. a flat fee of $5,000 per month. For years ended December 31, 2021 and 2020, the Company incurred management fees of $136,343 and $326,403, respectively. At December 31, 2021 and 2020, the company owed management fees payable of $0 and $65,073, respectively.

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2021, and as of December 31, 2021, and for the period through and including February 17, 2022, the Company was not aware of any such material chargeback claims outstanding.

NOTE E - REVENUE RECOGNITION

Revenue from customers includes 1. Commission income from variable life and variable annuities, 2. mutual fund trail commission and 3. Miscellaneous income from E&O and supervision. The recognition and measurement of revenue is based upon the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time; how to allocate transactions where multiple performance obligations are identified; or when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

	FY 2021		FY 2020	
Revenue				
Commission Income Annuity and Life	$ 16,843,095	99.54%	$ 14,067,401	99.39%
Mutual Fund Income Trail	820	0.00%	1,943	0.01%
E&O and Compliance Income	77,050	0.46%	84,156	0.59%
	$ 16,920,965	100.00%	$ 14,153,500	100.00%

Commission revenue from variable life and variable annuity sales are recognized on the date of the transaction or in the case of a trail commission, the date in which asset based commissions are calculated by the issuer. A corresponding payables to registered representatives are recognized in the same manner, on the date of the transaction. Any new contributions to existing contracts are treated in the same manner as an asset based trail commission. For the year 2021, this source of revenue accounted for 99.54% of the revenue for the company.

Commission revenue from mutual fund sales and trail commission are recorded in the period in which the issuer calculates the asset based trail commission.

Revenue from E&O insurance and various compliance income sources are amounts paid by outside registered representatives of the company to offset the overall cost of E&O insurance and costs of compliance. The company does not consider this a primary source of revenue and is deemed immaterial to the overall revenue of the company.

NOTE F - RISKS AND UNCERTAINTIES

In 2020, the World Health Organization declared the spread of Coronavirus Disease (COVIC-19) a worldwide pandemic. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. Specific to the Organization, COVID-19 did not have a long-term significant impact on the operations, revenue sources or financial results during the fiscal year 2021. Management believes the Organization has and will continue to take, as warranted, appropriate actions to mitigate any adverse impact to the Organizations operations, trail commission revenue and ultimately financial condition. As the COVID-19 pandemic continues into year 2022, the future impact of COVID-19 is unknown, however, as of February 16, 2022 Management believes the COVID-19 pandemic will not have a significant long-term impact on the Organizations operations or financial status for the year 2022. Worldwide events related to the COVID-19 pandemic could alter Management's opinion, at which time Management will continue to navigate through any unforeseen events.